AIS

02 SEP 13 AM 11:18

September 5, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 344/2002**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2002 in respect of change of the Articles of Association of the Company
  Date: September 5, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dlw 9/6

Enclosure

AIS

September 5, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 344/2002**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 7/2002 in respect of change of the Articles of Association of the Company
  Date: September 5, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 5, 2002

AIS 344/2002

September 5, 2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 7/2002 in respect of change of the Articles of Association of the Company

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("the Company") No. 7/2002, held on September 5, 2002, at 10.00 a.m. at the Board Room, 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Adopted the Minutes of the Board of Directors' Meeting No. 6/2002 held on August 9, 2002.

2. Approved the change of Article 10 of the Company's Articles of Association in order to be in line with the Public Company Act. as follows:

   From :

   Article 10. The Company shall not own its shares or accept these shares as pledge.

   To :

   Article 10. The Company shall not own its shares or accept these shares as pledge except for the following circumstances:

   (1) The Company may repurchase its own shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.

   (2) The Company may repurchase its own shares for the purpose of financial management of the company when the company has accumulated retained earnings and surplus liquidity and the share repurchase program will not lead the Company into financial difficulties.

   Provided that the shares repurchase by the Company shall not be counted to form a quorum of the shareholders' meetings and shall not eligible for voting and dividend entitlements.

   The Company shall dispose the repurchased shares within a period of time specified in the Company's share repurchase program. If the Company fails to dispose the shares repurchased shares within the specified time, the Company shall reduce its paid-up capital by way of registered share cutting for the unsold portion.

   The repurchased shares, the disposition of shares, and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations.

In the event that the Company wishes to repurchase its own shares, approval from shareholders with a majority vote of shareholders who present at the meeting and have voting right must be obtained. If the number of shares to be repurchased are less than 10 percent of the paid-up capital, the Board of Directors may consider and approve such share repurchase.

3. Approved to convene the schedule of the Extraordinary General Meeting of Shareholders No. 2/2002 to be held on October 7, 2002 at 10.00 p.m. at Auditorium Room, 19th Fl. Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayayhai, Bangkok 10400. The closing date of register book to determine the right to attend the meeting shall be on September 20, 2002 at 12.00 p.m. until the meeting adjourned. The meeting agendas are as follows:

   Agenda 1 Notification

   Agenda 2 Consider approving report of the Annual General Meeting for the year 2002 held on April 29, 2002

   Agenda 3 Consider approving the amendment of Clause 10 of Articles of Association of the Company

   Agenda 4 Others (if any)

Summary Translation Letter
To the Stock Exchange of Thailand
Date September 5, 2002

AIS 344/2002

September 5, 2002

Subject : Notification of the Resolutions of the Board of Directors' Meeting No. 7/2002 in respect of change of the Articles of Association of the Company

To: The President
The Stock Exchange of Thailand

The Board of Directors' Meeting of Advanced Info Service Public Company Limited ("the Company") No. 7/2002, held on September 5, 2002, at 10.00 a.m. at the Board Room, 20th Floor, Shinawatra Tower I, Phaholyothin Rd., Samsennai, Phayathai, Bangkok 10400, resolved the matters as follows:

1. Adopted the Minutes of the Board of Directors' Meeting No. 6/2002 held on August 9, 2002.

2. Approved the change of Article 10 of the Company's Articles of Association in order to be in line with the Public Company Act. as follows:

   From :

   Article 10. The Company shall not own its shares or accept these shares as pledge.

   To :

   Article 10. The Company shall not own its shares or accept these shares as pledge except for the following circumstances:
   (1) The Company may repurchase its own shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.
   (2) The Company may repurchase its own shares for the purpose of financial management of the company when the company has accumulated retained earnings and surplus liquidity and the share repurchase program will not lead the Company into financial difficulties.

   Provided that the shares repurchase by the Company shall not be counted to form a quorum of the shareholders' meetings and shall not eligible for voting and dividend entitlements.
   The Company shall dispose the repurchased shares within a period of time specified in the Company's share repurchase program. If the Company fails to dispose the shares repurchased shares within the specified time, the Company shall reduce its paid-up capital by way of registered share cutting for the unsold portion.
   The repurchased shares, the disposition of shares, and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations.

In the event that the Company wishes to repurchase its own shares, approval from shareholders with a majority vote of shareholders who present at the meeting and have voting right must be obtained. If the number of shares to be repurchased are less than 10 percent of the paid-up capital, the Board of Directors may consider and approve such share repurchase.

3. Approved to convene the schedule of the Extraordinary General Meeting of Shareholders No. 2/2002 to be held on October 7, 2002 at 10.00 p.m. at Auditorium Room, 19th Fl. Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayayhai, Bangkok 10400. The closing date of register book to determine the right to attend the meeting shall be on September 20, 2002 at 12.00 p.m. until the meeting adjourned. The meeting agendas are as follows:

   Agenda 1 Notification

   Agenda 2 Consider approving report of the Annual General Meeting for the year 2002 held on April 29, 2002

   Agenda 3 Consider approving the amendment of Clause 10 of Articles of Association of the Company

   Agenda 4 Others (if any)